SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: 7 May 2003

NATIONAL GRID TRANSCO plc

(Registrant’s Name)

1-3 Strand
London
WC2N 5EH
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F     [X]                     Form 40-F     [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

            Yes     [  ]                                  No     [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID TRANSCO plc

         s/David C. Forward
By:_________________________

Name: David C. Forward
Title: Assistant Secretary

Date: 7 May 2003

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange for April 2003

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

Recent Announcements to The London Stock Exchange

DATE                DETAILS

28.4.03              Group Board Appointment and Changes To
                           Board Responsibilities.

28.4.03              Quest operation

22.4.03               Barclays interest falls below 3.00%.

14.4.03              Quest operation

14.4.03              Barclays notify their interest at 3.00%.

11.4.03               Redemption of EPIC Bonds

3.4.03                Legal&General notify their interest at 3.41%.

ANNEX 2 – Copy Announcements as sent

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements to the London Stock Exchange
for April 2003

National Grid Transco plc ('NGT')
1-3 Strand
London
WC2N 5EH
United Kingdom

National Grid Transco plc (‘NGT’)

3 April 2003

Notification of Interest in NGT Ordinary Shares, Pursuant to Sections 198 to 208 of The Companies Act 1985
------------------------------------------------------------------------------------------------------------------------------------------------------

NGT yesterday received a notification from Legal & General Investment Management Limited; that it had a notifiable interest in 3.41% of NGT ordinary shares (104,964,080 shares) at 31 March 2003.

11 April 2003
Redemption of EPIC Bonds

National Grid Transco plc announces that its subsidiary company, National Grid Holdings One plc (formerly called National Grid Group plc), has today authorised its agent to release to the holders of its 6 per cent. Mandatorily Exchangeable Bonds due 2003 (the “EPIC Bonds”) details of the proposed procedure for redemption of the EPIC Bonds in accordance with their terms.

Contacts

Debt Investors
Andrew Kluth                 +44 (0)20 7004 3365

Equity Investors
Marcy Reed                   +44 (0)20 7004 3170
Terry McCormick          +44 (0)20 7004 3171

Media
Clive Hawkins                +44 (0)20 7004 3147
Pager                              +44 (0)7659 117841 (out of hours)

Citigate Dewe Rogerson           +44 (0)20 7638 9571
Anthony Carlisle                              +44 (0)7973 611888(m)

National Grid Transco plc (‘NGT’)

14 April 2003

Notification of Interest in NGT Ordinary Shares, Pursuant to Sections 198 to 208 of The Companies Act 1985
------------------------------------------------------------------------------------------------------------------------------------------------------

NGT today received a notification from Barclays PLC, that it had a notifiable interest in 3.00% of NGT ordinary shares (92,386,238 shares) at 9 April 2003.

National Grid Transco plc (NGT)
14 April 2003
QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests
pursuant to Section 324(2) of the Companies Act 1985)
---------------------------------------------------------------------

On Friday 11 April 2003, each of the following NGT Executive Directors:
E M Astle, S J Holliday, R P Sergel and R J Urwin, technically ceased to be interested in 31,608 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

National Grid Transco plc (‘NGT’)

22 April 2003

Notification of Interest in NGT Ordinary Shares, Pursuant to Sections 198 to 208 of The Companies Act 1985
-----------------------------------------------------------------------------------------------------------------------------------------------------

NGT has today received a further notification from Barclays PLC, that it no longer had a notifiable interest in NGT ordinary shares at 16 April 2003.

National Grid Transco plc (NGT)
28 April 2003

QUALIFYING EMPLOYEE SHARE OWNERSHIP TRUST (Quest)
(Notification of Directors' Interests
pursuant to Section 324(2) of the Companies Act 1985)
----------------------------------------------------------------

On Friday 25 April 2003, each of the following NGT Executive Directors:
E M Astle, S J Holliday, R P Sergel, and R J Urwin, technically ceased to be interested in 5,190 NGT Ordinary shares, by virtue of the Quest transferring the shares to employees.

(Note: For Companies Act purposes, the Executive Directors named above are deemed to have a technical interest in the shares held in NGT's Quest, together with all participating employees. The interest ceases when shares are transferred to participants who exercise their Sharesave scheme options.)

Contact: D C Forward, Assistant Secretary (020 7004 3226).

28 April 2003
GROUP BOARD APPOINTMENT AND CHANGES TO
BOARD RESPONSIBILITIES

National Grid Transco (NGT) today announces revised responsibilities for two Executive Directors and the appointment of a new Executive Director to the Board, each with immediate effect.

The changes represent a further step in the integration of NGT’s operations following last October’s merger of National Grid Group and Lattice Group.

Steven Holliday, currently Group Director responsible for worldwide Transmission operations, becomes Group Director responsible for UK Gas Distribution and Business Services. He is also appointed Chief Executive of Transco.

Edward Astle, currently Group Director responsible for Unregulated Businesses, assumes additional responsibility for Business Development.

Nick Winser, currently Chief Operating Officer of Transmission in the US, is appointed to the Board as Group Director responsible for UK and US Transmission operations and Chief Executive of National Grid Company.

Rick Sergel continues to have Board responsibility for US Gas and Electricity Distribution.

Commenting on the changes, Sir John Parker, Chairman of National Grid Transco, said: “We have made excellent progress on integration following the merger of National Grid and Lattice. The changes announced today reflect our continued determination to deliver value and performance.

“Steve Holliday is a highly respected leader of our transmission operations and will take our UK gas distribution business forward with great energy while Edward expands his role as the focus for business strategy development and growth. Nick Winser's appointment to the Board recognises his major achievements in the UK and US. Together we have the skills and experience to drive the Group forward as the world leader in operating complex energy delivery networks.”

Notes to Editors:

Steve Holliday (46) has over 20 years’ experience in the international energy industry. He joined National Grid as Group Director, UK and Europe, and Chief Executive of National Grid Company, in March 2001. In this role he has been responsible for delivering outperformance of National Grid’s transmission targets through the successful Staying Ahead Programme. He was formerly an Executive Director of British Borneo Oil and Gas. Prior to this, Steve spent 19 years with the Exxon Group, where he held senior positions in business development and in areas such as refining and shipping. His wide international and commercial experience includes four years in the US. He also worked developing business opportunities in countries as diverse as Russia, Australia, Japan, Brazil and China.

Edward Astle (49) joined National Grid in 2001 as Group Director, Telecommunications. He is currently responsible for the unregulated businesses including Metering and Gridcom. He has successfully managed the exit from the Group’s altnet telecoms businesses and other non-core operations and since the merger has rationalised the remaining portfolio of unregulated businesses. In addition to retaining those responsibilities, Edward will head up the Group’s strategy and business development activities. He has over 15 years’ experience in the telecoms industry. Between 1989 and 1997 he held a variety of positions with Cable and Wireless, joining the C&W Board as Executive Director – Global Businesses in 1995. He was Managing Director of BICC Communications from 1997-1999.

Nick Winser (42) has worked in the electricity industry for 20 years, latterly as Chief Operating Officer of US Transmission for National Grid Transco. Over the past two years in the US he has made a significant contribution to the design and implementation of the evolving transmission industry, working closely with the Federal Energy Regulatory Commission (FERC). Nick joined National Grid Company in 1993, working his way up the ladder to become Director of Engineering in 2001. Key achievements while in the UK include setting up the initial incentive arrangements for control of transmission costs. Nick first joined the electricity industry in 1983, serving in a variety of technical engineering roles in the former Central Electricity Generating Board. Following privatisation, he moved to PowerGen in 1991 as principal negotiator on commercial matters before joining National Grid.

Enquiries:

Investors:
Marcy Reed	+44 (0)20 7004 3170	+44 (0)7768 490807(m)
Terry McCormick	+44 (0)20 7004 3171	+44 (0)7768 045139(m)
Louise Clamp	+44 (0)20 7004 3172	+44 (0)7768 555641(m)

Media:
Gillian Home	+44 (0)20 7004 3150
Clive Hawkins	+44 (0)20 7004 3147

Media out of hours duty pager:	+ 44 (0) 7659 117841

Citigate Dewe Rogerson:	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)